(Excerpt Translation)

January 20, 2014

Toyota Motor Corporation

1, Toyota-cho, Toyota City, Aichi Prefecture

Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in December 2013 (the “Current Month”).

1. Summary

Number of listed shares as of the end of the preceding month	3,447,997,492 shares
Total number of shares changed during the Current Month	0 shares
(out of which, as a result of exercise of stock acquisition rights)	(0 shares	)
(out of which, as a result of other reasons)	(0 shares	)
Number of listed shares as of the end of the Current Month	3,447,997,492 shares

2. Stock acquisition rights exercised

<Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights>

(1) Number of shares

	Total number of shares delivered during the Current Month	(out of which, number of newly issued shares)		(out of which, number of shares transferred from treasury shares)
5th series	7,000 shares	(0 shares	)	(7,000 shares	)
6th series	0 shares	(0 shares	)	(0 shares	)
7th series	58,000 shares	(0 shares	)	(58,000 shares	)
8th series	77,800 shares	(0 shares	)	(77,800 shares	)
9th series	29,400 shares	(0 shares	)	(29,400 shares	)

(2) Exercise price

	Aggregate exercise price during the Current Month	(out of which, aggregate amount of newly issued shares)	(out of which, aggregate amount of shares transferred from treasury shares)
5th series	JPY 42,980,000	(JPY 0)	(JPY 42,980,000)
6th series	JPY 0	(JPY 0)	(JPY 0)
7th series	JPY 274,108,000	(JPY 0)	(JPY 274,108,000)
8th series	JPY 326,215,400	(JPY 0)	(JPY 326,215,400)
9th series	JPY 93,580,200	(JPY 0)	(JPY 93,580,200)